Exhibit 99.1

FOR IMMEDIATE RELEASE - CALGARY, ALBERTA – FEBRUARY 16, 2006

BAYTEX ENERGY TRUST CONFIRMS MONTHLY DISTRIBUTION AT
$0.18 PER UNIT AND ANNOUNCES RELEASE DATE FOR FISCAL 2005 RESULTS

Baytex Energy Trust (TSX-BTE.UN) announces that a cash distribution of $0.18 per unit in respect of February operations will be paid on March 15, 2006 for unitholders of record on February 28, 2006. The ex-distribution date is February 24, 2006.

Baytex has paid a monthly distribution of $0.18 per unit since January 2006. Prior to that, Baytex had maintained its monthly distributions at $0.15 per unit since its inception in September 2003. The Trust’s annualized cash distribution, based on the current payment, amounts to $2.16 per trust unit, and represents a cash-on-cash yield of approximately 12.0% per year based on the February 15, 2006 closing price of $17.93 per trust unit.

Baytex would also like to announce that fourth quarter and fiscal 2005 results will be released on Wednesday, March 8, 2006, prior to market open.  A conference call to discuss the results will be held for the investment community the same day beginning at 2:00 p.m. MT. The conference call will be hosted by Raymond Chan, President and Chief Executive Officer, Derek Aylesworth, Chief Financial Officer and Anthony Marino, Chief Operating Officer. Interested parties are invited to participate by calling toll-free across North America at 1-800-741-0104. An archived recording of the call will be available from approximately 4:00 p.m. MT on March 8 until midnight March 22, 2006 by dialing (800) 558-5253 or (416) 626-4100 within the Toronto area, and entering the reservation number 21283532. The conference call will also be archived on Baytex’s website at www.baytex.ab.ca.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

Forward Looking Statements

Certain statements in this press release are forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors, many of which are beyond the control of

Baytex. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.  All dollar amounts in this press release are Canadian dollars unless otherwise identified.

For further information, please contact:

Baytex Energy Trust

Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Kathy Robertson, Investor Relations	Telephone: (403) 538-3645

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca